June 3, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (305) 531-1274

J. Rod Martin
Chairman and President
Brampton Crest International, Inc.
1224 Washington Avenue
Miami Beach, Florida 33139

      Re: 	Brampton Crest International, Inc.
      	Amendment No. 2 to Form 10-SB
      Filed May 13, 2005
		File No. 000-51207

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Independent Auditors` Report, page F-1

1. Please obtain a revised audit opinion from your independent accountant that refers to each period affected by a restatement, including the year ended December 31, 2003.


Financial Statements, page F-2

2. Your next amended Form 10-SB should be updated to include interim financial statements in accordance with Item 310(g) of Regulation
S-
B.

3. We have reviewed your response to comment 14 of our letter dated
May 6, 2005. Please also label the statement of operations for the year ended December 31, 2003 as restated.

Note 1 - Summary of Significant Accounting Policies, page F-6
Goodwill, page F-8

4. As discussed in paragraph 23 of SFAS 142 the market price of an individual equity security may not be representative of the fair value of the reporting unit as a whole. This would seem to be particularly so when the purchaser is a related party. Please tell us more to help us understand why you believe the extrapolated value of $3.73 million based on stock sales to Mr. Wineberg is reasonable given your tangible book value of $913,000, which is primarily cash, and your negative historical cash flows.

5. Alternate valuation methods discussed in paragraph 25 of SFAS
142
include evaluating the prices for similar assets and liabilities and the results of using other valuation techniques, such as discounted cash flow analysis. Please tell us what consideration you gave to these methods and why you believe the extrapolated value is more appropriate.

6. If upon further consideration you determine that an alternate method is more appropriate, please provide us with your alternate valuation. Further, if such alternate method indicates that your net carrying value exceeds fair value, please provide us with your calculation of the implied fair value of goodwill determined in accordance with paragraphs 20-21 of SFAS 142.

7. Please also file the stock purchase agreements related to the December 2004 and January 2005 sales as exhibits to the Form 10-
SB/A.

Note 11 - Correction of Error, page F-22

8. Please revise this note to:
* include discussion of the correction of the loss on write-off of loan receivable and interest expense for the period from January 1,
2004 to November 24, 2004;
* include discussion of the restatement of the year ended December
31, 2003; and
* to disclose the effect of the corrections on net loss and net loss per share for each restated period as required by paragraph 37 of APB
20.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.













      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Joseph Emas, Esq. (via facsimile 305/531-1274)
      General Counsel
      Brampton Crest International, Inc.
      1224 Washington Avenue
	Miami Beach, Florida 33139




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J. Rod Martin
Brampton Crest International, Inc.
June 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

           DIVISION OF
CORPORATION FINANCE